INTELBAHN INC.
314 – 837 West Hastings Street
Vancouver, BC V6C 3N6

September 24, 2009

BY FAX AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	John Cannarella
Staff Accountant

Dear Sirs:

Re:	Intelbahn Inc.
Form 10-KSB for the Fiscal Year Ended October 31, 2008
Filed February 12, 2009
File No. 0-52560

In connection with your comment letter dated September 9, 2009, Intelbahn Inc. (the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

INTELBAHN INC.

Per:               /s/ Christine Kilbourn

                      Christine Kilbourn
                      President